Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Akcea Therapeutics, Inc. for the registration of common stock, preferred stock, debt securities, and warrants, and to the incorporation by reference therein of our report dated February 28, 2018, except for Notes 1, 7, 8, 11 and 12, as to which the date is September 18, 2018, with respect to the consolidated financial statements of Akcea Therapeutics, Inc., included in its Current Report on Form 8-K dated September 18, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
September 18, 2018